United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	6

Ordinary Meeting Synthetic Map Type Resolution Approve Reject Abstain 1. Evaluation of management’s report and accounts and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2018 ON 2,981,257,525 373,186,832 750,619,899 2. Proposal for the allocation of profits for the year 2018, and the consequent approval of Vale’s Capital Budget, for the purposes of Article 196 of Law 6,404/1976: Management’s Proposal: -R$ 1,282,826,291.81 for the account “Legal Reserve” -R$ 1,496,628,728.93 for the account “Tax Incentives Reserve” -R$ 11,438,535,407.74 for the account “Investments Reserve”, based on Article 37, II of the ByLaws; -R$ 3,744,456,807.75 for the account “Investment Reserve” based on Article 196 of Law 6,404 and on the Capital Budget; ON 3,590,771,878 375,572 513,916,806 27. Do you wish to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to article 141 of Law 6404, of December 15, 1976, as amended (Law 6,404 /1976)? [If the shareholder chooses reject or abstain, his or her actions will not be computed for purposes of multiple vote ON 352,973,068 160,377,423 3,591,713,765 28. Nomination of all the names that make up the list - Chapa 1 ON 709,279,536 563,836,270 2,831,948,450 29. If one of the candidates that compose the chosen list fails to integrate it, can the votes corresponding to your shares continue to be granted to the chosen list? ON 184,238,820 877,925,504 3,042,899,932 30. In case of adoption of the multiple vote process, the votes corresponding to your actions must be distributed in equal percentages by the members of the list you have chosen? [If the shareholder chooses to abstain and the election occurs through the multiple vote process, his vote must be counted as abstention in the respective resolution of the meeting.] ON 286,504,225 126,166,288 3,692,393,743 Marcio Hamilton Ferreira / Gilmar Dalilo Cezar Wanderley VOTES 2,879,873,002 - - Marcel Juviniano Barros / Marcia Fragoso Soares VOTES 2,879,872,979 - - José Maurício Pereira Coelho / Arthur Prado Silva VOTES 2,879,873,979 - - Marcelo Augusto Dutra Labuto / Ivan Luiz Modesto Schara VOTES 2,879,877,415 - - Oscar Augusto de Camargo Filho / Yoshitomo Nishimits VOTES 2,880,413,910 - - Toshiya Asahi / Hugo Serrado Stoffel VOTES 2,879,876,315 - - Fernando Jorge Buso Gomes / Johan Albino Ribeiro VOTES 2,879,181,628 - - Eduardo de Oliveira Rodrigues Filho / Vago VOTES 2,878,919,659 - - José Luciano Duarte Penido / Vago VOTES 2,862,653,235 - - Sandra Maria Guerra de Azevedo / Vago VOTES 1,402,299,888 - - Isabella Saboya de Albuquerque / Adriano Cives Seabra VOTES 1,401,734,327 - - Clarissa de Araújo Lins / Vago VOTES 406,983,482 - - Patricia Gracindo Marques de Assis Bentes / Marcelo Gasparino da Silva VOTES 5,903,428,691 - - 32. Patricia Gracindo Marques de Assis Bentes / Marcelo Gasparino da Silva ON 338,865,710 560,491,993 3,205,706,553 33. In case of adoption of the multiple vote process, should the votes corresponding to your shares be distributed in equal percentages by the candidates you have chosen? [If the shareholder chooses to abstain and the election occurs through the multiple vote process, his vote must be counted as abstention in the respective resolution of the meeting. ON 557,528,391 363,298,708 3,184,237,157

35. Do you wish to request the separate election of a member of the Board of Directors, pursuant to Article 141, paragraph 4, item I, of Law No. 6,404 of 1976? (the shareholder must complete this field if he has left the general election field (items 28 to 34) blank and holds the shares with which he votes during the 3 months immediately prior to the general meeting).	ON	12,181,023	230,348,699	1,212,763,356
36. If it is found that neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted votes made up, respectively, the quorum required in items I and II of paragraph 4 of article 141 of Law No. 6,404 of 1976, do you want your vote to be aggregated to the votes of the preferred shares in order to elect to the board of directors thecandidate with the highest number of votes among all of those who, included in this ballot, stand for a separate election?	ON	12,589,465	974,358,444	3,118,116,347
37. Nomination of all the names that make up the list - Chapa 1	ON	2,658,086,187	74,604,747	1,372,373,322
38. If one of the candidates that compose the chosen list fails to integrate it, according to the separate election dealt with in arts. 161, § 4, and 240 of Law No. 6,404 of 1976, can the votes corresponding to your shares continue to be granted to the chosen list? -	ON	1,524,989,592	876,753,667	1,703,320,997
39. Nomination of candidates to the fiscal council by minority shareholders holding shares with voting rights (the shareholder must fill in this field if he left the general election field blank) - Raphael Manhães Martins / Gaspar Carreira Júnior	ON	920,911,727	541,273,568	143,089,367
40. Setting the compensation of management and members of the Fiscal Council for the year 2019: Management's Proposal: Set the annual overall compensation of management, members of the Advisory Committees and members of Vale's Fiscal Council for the fiscal year of 2019, in the amount of up to R$ 115,204,420.58, to be individualized by Vale's Board of Directors. Set the monthly compensation of each acting member of the Fiscal Council, from May 1, 2019, until the Annual Shareholders' Meeting to be held in 2020, corresponding to 10% (ten percent) of the compensation that, on average, is attributed monthly to each Executive Officer, not counting benefits, representation funds and profit sharing. In addition to the compensation set forth above, the acting members of the Fiscal Council shall be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, provided that alternate members shall only be reimbursed in the cases in which they exercise their title due to vacancy, impediment or absence of the respective principal member.	ON	2,996,989,449	383,139,545	724,935,262

Extraordinary Meeting Synthetic Map Resolution Type Approve Reject Abstain 1. Change the head and Paragraph 2 of the Article 11 of Vale By-Laws, in order to increase from twelve to thirteen the number of members and its substitutes of the Board of Directors and the head of Article 15 to change the names of the “Personnel Committee” and “Governance, Compliance and Risk Committee” to “Personnel and Governance Committee” and “Compliance and Risk Committee”, respectively. ON 2,894,445,832 8,295,267 1,312,676,461

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 30th, 2019		Director of Investor Relations